UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          Friedman, Billings, Ramsey -A
                          -----------------------------
                                (Name of Issuer)

                                      REIT
                         ------------------------------
                         (Title of Class of Securities)

                                    358434108
                                 --------------
                                 (CUSIP Number)

                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 4 PAGES

--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NWQ Investment Management Company, LLC     47-0875103
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [-]
                                                                (b) [-]
--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware - U.S.A.
--------------------------------------------------------------------------------
                     5      SOLE VOTING POWER

                            9,513,435
      NUMBER OF      -----------------------------------------------------------
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY             0
         EACH        -----------------------------------------------------------
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH               9,834,563
                     -----------------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,834,563
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.66%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------


                                PAGE 2 OF 4 PAGES

              Item 1(a) Name of Issuer:
                        Friedman, Billings, Ramsey Group, Inc.

              Item 1(b) Address of Issuer's Principal Executive Offices:
                        1001 Nineteenth Street North
                        Arlington, VA  22209
                        United States

              Item 2(a) Name of Person Filing:
                        NWQ Investment Management Company, LLC

              Item 2(b) Address of the Principal Office or, if none, Residence:
                        2049 Century Park East, 16th Floor
                        Los Angeles, CA  90067

              Item 2(c) Citizenship:
                        Delaware - U.S.A.

              Item 2(d) Title of Class of Securities:
                        REIT

              Item 2(e) CUSIP Number:
                        358434108

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (e) [X]  An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)

              Item 4    Ownership:
                        (a) Amount Beneficially Owned:
                            9,834,563

                        (b) Percent of Class:
                            6.66%

                        (c) Number of shares as to which such person has:
                            (i)   sole power to vote or direct the vote:
                                  9,513,435

                            (ii)  shared power to vote or direct the vote:
                                  0

                            (iii) sole power to dispose or to direct the
                                  disposition of:
                                  9,834,563

                            (iv) shared power to dispose or to direct the disposition of:
                                  0

              Item 5    Ownership of Five Percent or Less of a Class:
                        Not applicable.


                               PAGE 3 OF 4 PAGES

              Item 6    Ownership of More than Five Percent on Behalf of Another
                        Person:
                        Securities reported on this Schedule 13G are beneficially owned by clients which may include investment companies registered under the Investment Company Act and/or employee benefit plans, pensions, Charitable funds or other institutional and high net worth clients.

              Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                        Not applicable.

              Item 8    Identification and Classification of Members of the
                        Group:
                        Not applicable.

              Item 9    Notice of Dissolution of a Group:
                        Not applicable.

              Item 10   Certification:
                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

                                 NWQ Investment Management Company, LLC

                                 By:   /s/ Jon D. Bosse
                                       ----------------
                                 Jon D. Bosse, CFA
                                 Title: Chief Investment Officer


                                PAGE 4 OF 4 PAGES